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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934





                  GLOBAL ONE DISTRIBUTION & MERCHANDISING INC.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                    378927107
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                                 (CUSIP Number)

                              Thomas R. Burton, III
                Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.
                     One Financial Center, Boston, MA 02111
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 29, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

==============================                           =======================
                                       13D
CUSIP NO. 378927107                                      PAGE  2  OF  9  PAGES
                                                              ---    ---
==============================                           =======================

================================================================================
1      NAMES OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       GOGO Holdings, Inc.
       04-3410410

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [ ]

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3      SEC USE ONLY

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4      SOURCE OF FUNDS*

       AF (see response to Item 3)
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

       ITEMS 2(d) or 2(e)
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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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 NUMBER OF                  7      SOLE VOTING POWER

  SHARES                           0
                            ----------------------------------------------------
BENEFICIALLY                8      SHARED VOTING POWER

 OWNED BY                          10,377,093
                            ----------------------------------------------------
   EACH                     9      SOLE DISPOSITIVE POWER

REPORTING                          8,000,000
                            ----------------------------------------------------
 PERSON                     10     SHARED DISPOSITIVE POWER

  WITH                             0
================================================================================
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       10,377,093
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       50.9%

                                Page 2 of 9 pages

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14     TYPE OF REPORTING PERSON*

       CO
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 3 of 9 pages

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Item 1.  SECURITY AND ISSUER

         This statement of beneficial ownership on Schedule 13D (the "Statement") relates to shares of the common stock, $.01 par value (the "Common Stock"), of Global One Distribution & Merchandising Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 5548 Lindbergh Lane, Bell, California 90201-6410.


Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed by GOGO Holding, Inc. a Delaware corporation ("GOGO"), a wholly owned subsidiary of 2d Interactive, Inc., a Delaware corporation ("2d"). GOGO acts as a holding company for 2d and 2d's principal business is advertising and poster sales through interactive media kiosks. The address of GOGO is 1013 Centre Road, Wilmington, County of New Castle, Delaware. The principal business address of 2d is 186 South Street, Boston, Massachusetts 02111.

         During the past five years none of GOGO or 2d or any of their officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years none of GOGO or 2d or any of their officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to a Stock Purchase and Sale Agreement dated April 6, 1998 and effective April 29, 1998 by and among 2d, GOGO and Erekesef Securities Limited, a British Virgin Islands corporation ("Erekesef ") (the "Stock Purchase Agreement"), GOGO is acquiring the shares of Common Stock in exchange for $1,640,000 cash and 15% of the outstanding shares of 2d Common Stock, subject to certain adjustments. The cash portion of the consideration shall be provided from three sources:

         a) an initial deposit of $75,000, was provided by a six month term loan due September 26, 1998 granted to 2d by Manufacturers Life Insurance Company ("ManuLife") pursuant to a Note Purchase Agreement by and between 2d and ManuLife dated as of March 26, 1998 ("Note

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               Purchase Agreement"). The Secured Convertible Promissory Note
               bears interest at an annual percentage rate of 13.5%, is secured by a first priority lien on the accounts receivables of 2d and GOGO and may be converted into equity securities of 2d. Additionally, ManuLife was granted a warrant to purchase 26,785 shares of Common Stock of 2d, $.01 par value per share. Finally, pursuant to a Registration Rights Agreement between 2d and ManuLife dated March 26, 1998, ManuLife was granted registration rights with respect to the securities subject to the Note Purchase Agreement;

         b) a second payment due on April 30, 1998 of $215,000 was provided from the proceeds of the loan between 2d and ManuLife, as fully described in part a of this Item; and

         c) a conditional payment of $1,350,000, due at closing which must occur on or before July 28, 1998, is to be provided from the proceeds of a private placement of equity securities of 2d. The terms of such private placement are currently under negotiation.


Item 4.  PURPOSE OF TRANSACTION

         GOGO is to acquire the Common Stock pursuant to the terms of the Stock Purchase Agreement. Upon the closing of the transactions contemplated by the Stock Purchase Agreement, GOGO shall be entitled to the rights granted to Erekesef pursuant to that certain Share Exchange Agreement by and between Erekesef and the Company, dated as of October 24, 1997 (the "Share Exchange Agreement"). Such rights include representation on the Board of Directors of the Company by up to three designees of GOGO, which rights GOGO intends to exercise. In connection with the acquisition contemplated by the Stock Purchase Agreement, GOGO may determine, either contemporaneously with the acquisition of the Common Stock or following the acquisition of the Common Stock to acquire additional shares of common stock of the Company, in privately negotiated transactions or open market purchases. Such acquisitions would be made with the intent to gain a control position in the Company. Although currently GOGO has no firm plans to acquire additional common stock of the Company or to dispose of the Common Stock, either wholly or partially, GOGO reserves the right from time to time to acquire additional shares of Common Stock of the Company, or to dispose of some or all of its Common Stock.

         Except as set forth above, GOGO does not have any plan or proposal which relates or would result in, any of the matters referred to in paragraphs
(a) through (j) of Item 4 of the General Instructions for Schedule 13D.

                                Page 5 of 9 pages

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Item 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)         Amount beneficially owned by GOGO:                    10,377,093
            Percent of class:                                          50.9%

(b)          Number of shares as to which such person has:

            (i)      Sole power to vote or to
                     direct the vote of:                                   0

            (ii)     Shared power to vote or
                     to direct the vote of:                       10,377,093

            (iii)    Sole power to dispose of
                     or direct the disposition of:                 8,000,000

            (iv)     Shared power to dispose of
                     or direct disposition of:                             0

(c)         Not applicable

(d)         Not applicable

(e)         Not applicable


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Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         Pursuant to the Stock Purchase Agreement referenced in Item 3, GOGO is acquiring the Common Stock in exchange for $1,640,000 in cash and Common Stock of 2d representing 15% of the outstanding Common Stock of 2d, subject to certain adjustments. Pursuant to the Stock Purchase Agreement and in addition to acquiring the Common Stock, GOGO is also acquiring Erekesef's rights under the Share Exchange Agreement and a Voting Agreement and Conditional Irrevocable Proxy, effective December 10, 1997, between Erekesef and Joseph C. Angard (the "Voting Agreement").

         The Stock Purchase Agreement grants GOGO the option to purchase the Common Stock. Following execution of the Stock Purchase Agreement, GOGO furnished $75,000 cash consideration pursuant to a letter agreement among 2d, GOGO and Erekesef dated April 15, 1998. Following the effectiveness of the contract and in connection with a letter agreement among 2d, GOGO and Erekesef dated April 29, 1998, GOGO furnished $215,000 cash consideration. At any time prior to the closing and after the deposit of $215,000, GOGO and 2d have the option to terminate the Agreement, at the expense of $290,000, subject to certain limitations. At the closing, which must occur on or before July 28, 1998, GOGO shall furnish $1,350,000 cash consideration and the stock consideration.

         Pursuant to the Stock Purchase Agreement, at the closing of the transactions contemplated by the Stock Purchase Agreement, Erekesef will assign its voting rights to 2,377,093 shares of Common Stock of the Company pursuant to the Voting Agreement. Such Voting Agreement provides for shared voting power over all of the Common Stock, whereby all of the shares of Common Stock shall be voted in the manner directed by the holders of a majority of the shares of Common Stock. In order to secure the obligations to vote the shares of Common Stock in accordance with the Voting Agreement, each party to the Voting Agreement appointed the other as the proxy and attorney to vote their shares of Common Stock in the event the appointing party fails to do so in accordance with the Voting Agreement. The term of the Agreement is one year, commencing on December 10, 1997.

         Pursuant to the Stock Purchase Agreement, at the closing of the transactions contemplated by the Stock Purchase Agreement, Erekesef will assign its rights under the Share Exchange Agreement. The Share Exchange Agreement provides for representation on the Board of Directors of the Company of up to three designees of GOGO, resale and piggyback registration rights, preemptive rights in the event of the issuance of debt or equity securities by the Company, rights to meetings with the management of the Company, and prohibitions against affiliate transactions and dilutive securities issuances without the consent of GOGO.

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Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A:   Stock Purchase and Sale Agreement between 2d
                      Interactive, Inc., GOGO Holdings, Inc. (a wholly owned subsidiary of 2d Interactive, Inc.) and Erekesef
                      Securities Limited dated as of April 6, 1998 and effective
                      April 29, 1998

         Exhibit B:   Letter Agreement between 2d Interactive, Inc., GOGO
                      Holdings, Inc. (a wholly owned subsidiary of 2d
                      Interactive, Inc.) and Erekesef Securities Limited dated
                      April 15, 1998.

         Exhibit C:   Letter Agreement between 2d Interactive, Inc., GOGO
                      Holdings, Inc. (a wholly owned subsidiary of 2d
                      Interactive, Inc.) and Erekesef Securities Limited dated
                      April 29, 1998.


         Exhibit D:   Voting Agreement and Conditional Irrevocable Proxy by
                      and among Joseph C. Angard and Erekesef Securities
                      Limited, effective December 10, 1997.

         Exhibit E:   Share Exchange Agreement between Global One
                      Distribution and Merchandising Inc. and Erekesef
                      Securities Limited, dated as of October 24, 1997.

         Exhibit F:   Note Purchase Agreement by and between 2d Interactive,
                      Inc. and Manufacturers Life Insurance Company, dated March
                      26, 1998.

         Exhibit G:   Secured Convertible Promissory Note dated, March 26,
                      1998.

         Exhibit H:   Warrant for 26,785 share of Common Stock of 2d
                      Interactive, Inc. to Gerlach and Co., as nominee of the Manufacturer's Life Insurance Company, (U.S.A.).

         Exhibit I: Registration Rights Agreement by and between 2d Interactive, Inc. and Manufacturers Life Insurance Company, dated March 26, 1998.


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         Signature
         ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               GOGO HOLDINGS, INC.


DATE:  MAY 8, 1998                             BY:  /s/ Dominic Ianno
                                                    ----------------------------
                                                    DOMINIC IANNO, PRESIDENT


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